02050219

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7/31/02

FOR MONTH OF JULY 2002

AstraZeneca PLC
15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

WM

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

AstraZeneca

ASTRAZENECA SECURES FIRST MARKET APPROVAL FOR IRESSA™ IN JAPAN

AstraZeneca announced today that 'Iressa' (ZD1839) 250 mg once daily has received approval for the treatment of inoperable or recurrent non-small cell lung cancer (NSCLC) from the Japanese Ministry of Health, Labour and Welfare (MHLW), making Japan the first country worldwide to licence the drug. 'Iressa' is the first in a new class of anti-cancer drugs, known as Epidermal Growth Factor Receptor (EGFR) inhibitors, to become commercially available.

The Japanese regulatory authorities have recently re-engineered the new drug application review procedure, which historically has been seen as somewhat slower than other regulatory bodies worldwide. The 'Iressa' review, which is the fastest on record (besides that for an AIDS treatment), is among the first to benefit from the new system. 'Iressa' will be the first drug in the world to be simultaneously developed in Japan, the United States and Europe, and launched in Japan first. AstraZeneca is the second fastest-growing major pharmaceutical company and ranks first in the oncology market in Japan, the world's second largest pharmaceutical market.

NSCLC killed close to a million people worldwide in 2000 alone. Each year in Japan, there are 50,000 patients with NSCLC, of which 43,000 will die. The Japanese MHLW is forecasting an 80 per cent increase in the incidence of lung cancer in Japan over the next 15 years. The worldwide market for lung cancer is currently worth approximately $1.6 billion, the majority of which is accounted for by NSCLC, and is scheduled to grow to $8 billion by 2011.

AstraZeneca anticipates full reimbursement for 'Iressa' by the end of the third quarter. Product launch is expected in the second half of this year in the United States, while regulatory reviews in Switzerland and Australia are currently underway.

The first approval of 'Iressa' is based on data from two pivotal phase II trials, IDEAL 1 and 2. Results from these studies confirm 'Iressa' as an effective treatment for many patients with inoperable or recurrent advanced NSCLC, with an acceptable tolerability profile with the majority of side effects (diarrhoea and skin rash) reported as mild and reversible. 'Iressa' is administered as a once daily, oral tablet.

AstraZeneca

'Iressa' is leading a new class of anti-cancer drugs known as epidermal growth factor receptor (EGFR) inhibitors. This targeted mode of action is different from cytotoxic chemotherapies and 'Iressa' is not causally associated with the same types of side effects such as alopecia, neutropenia or other haematological toxicity. Within the cell, 'Iressa' targets and blocks signalling pathways that are implicated in the growth and survival of cancer cells. These pathways appear to play a major role in the growth of many solid tumours; therefore, Iressa may have therapeutic potential in a broad range of common cancers.

Date: July 5, 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084

- Ends -

AstraZeneca

AstraZeneca Second Quarter and First Half Results 2002

Tomorrow, Thursday, 25 July 2002 AstraZeneca will be releasing its second quarter and first half results for 2002 at 11:00 BST.

There will be an analyst teleconference at 13:00BST, 08:00 EST, for which the numbers are in the UK: 0800 559 3272, for Europe +353 (0) 23 37000 and for the US: +1 800 310 1961. These numbers, as well as details of the replay facility available through 5 August 2002, are on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

AstraZeneca PLC
Second Quarter and Half Year Results 2002

"New products drive good first half performance. EPS up 18 percent."

Financial Highlights (before Exceptional Items)

Group **(Continuing operations)**	**2nd Quarter 2002 $m**	**2nd Quarter 2001* $m**	**Constant Currency %**	**Half Year 2002 $m**	**Half Year 2001* $m**	**Constant Currency %**
Sales	4,382	4,099	+8	8,803	8,090	+10
Operating Profit	1,064	996	+10	2,361	2,051	+17
Profit before Tax	1,065	1,019	+8	2,383	2,129	+14
Earnings per Share						
Group	$0.45	$0.41	+13	$1.00	$0.86	+18
Group (Statutory FRS3)	$0.45	$0.39		$1.00	$0.83	

** Restated to be on a consistent basis under FRS19. See note 1 on page 13 for further information.*

All narrative in this section refers to growth rates at constant exchange rates (CER).

- Nexium™ achieved sales of $830 million for the half year; sales in the last twelve months reached $1.3 billion.
- Symbicort™ sales were $122 million in the half year. Mutual Recognition Procedure in European Union for the use of Symbicort™ as a maintenance treatment for asthma in children (age 6-11 years) was successfully completed on 5 July.
- First market approval secured for Iressa™ in non-small cell lung cancer in Japan.
- Crestor™ NDA filed in Japan on 23 April. AstraZeneca and Shionogi announced an agreement to co-market in Japan on 16 May. Meetings with the FDA following receipt of approvable letter are about to begin.
- Faslodex™ has been launched in the US following its approval on 25 April, offering a new treatment option for advanced breast cancer.
- First regulatory submission for Exanta™ in Europe for the prevention of blood clots following orthopaedic surgery was made on 24 July.

Tom McKillop, Chief Executive, said: "A strong performance from the launch rollouts of Nexium™ and Symbicort™, together with continued growth from Seroquel™, Atacand™, and our range of cancer medicines has delivered a good set of results in the first half. The business remains on track to meet its financial targets for the full year. In the last few weeks two important milestones were reached in our portfolio transformation - the first market approval for Iressa™ in Japan, and the first regulatory filing for Exanta™ in Europe."

London, 25 July 2002

Media Enquiries:	Steve Brown/Emily Denney (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Steve Lampert (Wilmington)	(302) 886 7862
Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage (Wilmington)	(302) 886 4065
	Jörgen Winroth (New York)	(212) 581 8720

AstraZeneca PLC
Press Office
15 Stanhope Gate
London W1K 1LN

Tel +44 (0)20 7304 5000
Fax +44 (0)20 7304 5181/5151
www.astrazeneca.com

AstraZeneca PLC
Registered in England No. 2723534
Registered Office
15 Stanhope Gate London W1K 1LN

Business Highlights *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

For the half year sales increased by 10 percent, and operating profits by 17 percent. Exchange rate movements against the US dollar reduced reported sales growth by 1 percent, and operating profits by 2 percent. Earnings per share (before exceptional items) rose by 18 percent to $1.00. The Board has recommended an unchanged first interim dividend of $0.23 (14.7 pence, SEK2.21) to be paid on 7 October.

In the second quarter sales increased by 8 percent and operating profits by 10 percent. Exchange rates reduced reported sales and operating profits growth by 1 percent and 3 percent respectively. Earnings per share (before exceptional items) increased by 13 percent to $0.45.

The sales growth in the first half was led by an 11 percent increase in the US and continued strong growth in Japan (up 17 percent). Sales growth in the quarter (up 8 percent) reflected anticipated destocking effects in the US market for the cardiovascular product range, as well as for Nolvadex™, Casodex™, and Zomig™.

GI franchise sales were up by 8 percent in the half year, as the continued performance of Nexium™ more than offset declines in Losec™/Prilosec™. Nexium™ sales in the first half reached $653 million in the US, as market share continues to increase in a growing PPI market. Nexium share of new prescriptions for PPI products in the US was 20.2 percent in the week ending 12 July. Outside the US, Nexium™ achieved sales of $177 million in the first half, including good performances from recent launches in France and Italy. Sales for Losec™/Prilosec™ in the first half were down by 17 percent, chiefly as a result of the 24 percent decline in the US. To date there have been no generic omeprazole products introduced in the US market.

Court proceedings in the Prilosec™ patent infringement cases against four generic firms have been concluded in the US District Court in New York. The parties await the judge's rulings.

Sales outside the GI franchise grew by 12 percent in the first half, with strong growth reported in the CNS (up 54 percent), Respiratory (up 14 percent), and Oncology (up 14 percent) product ranges.

On 5 July a major milestone was achieved in the Oncology portfolio, as Japan became the first market to approve Iressa™. Iressa™ is the first in a new class of anti-cancer drugs, known as Epidermal Growth Factor Receptor (EGFR) inhibitors, to become commercially available. It is indicated in Japan for the treatment of inoperable or recurrent non-small cell lung cancer. AstraZeneca anticipates full reimbursement for Iressa™ by the end of the third quarter in Japan. In the US, the company expects to complete the rolling regulatory submission next month and continues to plan for launch in the second half of this year.

Recent presentations of clinical data on Crestor™ at the World Congress of Cardiology (May) and the European Atherosclerosis Society Congress (July) underscore the strength of the product profile. In the US, the company announced receipt of an approvable letter from the FDA on 5 June. Meetings with the FDA following receipt of the approvable letter are about to begin, and further guidance on the timing of the US launch will be given when these discussions are completed. As to other markets, in Europe the company continues to expect to secure approval in the Reference Member State during the second half of this year. In Japan, the NDA for Crestor™ was submitted 23 April, followed in May by the announcement that AstraZeneca and Shionogi will co-market Crestor™ in this important market.

Progress continues on the development of Exanta™, and on 24 July AstraZeneca made its first regulatory submission for this important new anti-coagulant. Approval is being sought in Europe, in this first filing, for the prevention of venous thromboembolism in hip and knee replacement surgery. Filings in the US for this indication as well as filings for the prevention of stroke in patients with atrial fibrillation remain on track for 2003.

An update of the development portfolio is being published today and is available on AstraZeneca's website (www.astrazeneca.com).

Future Prospects *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

With the first quarter results announcement the company said that it expected earnings per share around the top of the $1.51 to $1.66 per share range of market expectations, based on our view at the time for the key variables expected to affect this year's financial performance - in particular the timings of product approvals and subsequent launches and the entry of generic competition for Prilosec™ and other mature products. This remains the company's view today.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth. These include, but are not limited to: the timing of the launch of generic omeprazole in the US, the successful registration and launch of new products (in particular Crestor™ and Exanta™), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and further improvements in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC's Securities and Exchange Commission filings, including the 2001 annual report on Form 20-F.

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER).

Gastrointestinal

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Losec™/Prilosec™	1,137	1,371	-17	2,355	2,866	-17
Nexium™	474	46	n/m	830	127	n/m
Total	1,628	1,426	+14	3,215	3,014	+8

- Nexium™ sales continued their strong growth. Sales in the US reached $653 million in the half year. Nexium™ share of new prescriptions in the US PPI market increased to 19.4 percent in June.

- Nexium™ achieved sales outside the US of $177 million in the first half, with good growth in previously launched markets augmented by successful recent launches in France and Italy.

- In the US, sales of Prilosec™ were down 22 percent in the quarter and by 24 percent in the half year, broadly in line with the trend in prescriptions. Total prescriptions for AstraZeneca's PPI franchise are well ahead of last year (up 15 percent through June).

- Sales of Losec™ outside the US were down 7 percent in the quarter and by 4 percent in the half year, although good growth in Japan and Australia was reported.

- Trial proceedings in the Prilosec™ patent infringement cases against four generic companies have concluded in the US District Court in New York, and the parties await the judge's rulings.

Cardiovascular

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Zestril™	276	350	-20	559	644	-12
Atacand™	130	113	+16	281	196	+45
Seloken™ / Toprol-XL™	210	199	+6	446	350	+28
Plendil™	98	106	-7	206	212	-2
Total	902	1,000	-9	1,863	1,835	+3

- Demand for Atacand™ and for Atacand™ Plus/Atacand™ HCT continues to grow in all major markets. Outside the US, reported sales were up 36 percent in the quarter and by 40 percent in the first half. In the US, reported sales were up 54 percent in the first half, whilst the decline in the second quarter (down 10 percent) related to stocking patterns at the wholesalers. Prescription growth for Atacand™ products in the US was 34 percent through June.

- The growth in Toprol-XL™ prescriptions in the US is responsible for the sales performance of Seloken™/Toprol-XL™. Total prescriptions for Toprol-XL™ were up 39 percent in the first half. Reported sales in the first half in the US were up 46 percent, whereas the 11 percent growth in the quarter reflects wholesaler purchase patterns around annual price changes.

- Zestril™ sales were affected by the reported 27 percent decline in the US in the second quarter, the result of an unfavourable comparison against the stockbuilding experienced in the second quarter of last year. With some dozen generic lisinopril products approved in the US following the expiration of marketing exclusivity in June, the company expects significant sales erosion over the remainder of the year.

Respiratory

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Pulmicort™	201	209	-4	430	409	+6
Accolate™	34	46	-26	67	95	-28
Rhinocort™	82	74	+12	146	130	+13
Oxis™	30	33	-6	61	65	-4
Symbicort™	68	11	n/m	122	14	n/m
Total	452	413	+10	898	794	+14

- Sales growth of Symbicort™ in the asthma market has been driven by continued penetration of the combination segment across Europe. Market share in the sixteen launch markets of Europe is around 20 percent. The Mutual Recognition Procedure in the European Union for the use of Symbicort™ as a maintenance treatment for asthma in children (age 6-11 years) was successfully completed on 5 July.

- Sales of Pulmicort™ Respules™ advance steadily in the US in the first half (up 96 percent), which led the total brand (including Pulmicort™ Turbuhaler™) to overall growth of 37 percent in this market. Outside the US, sales of Pulmicort™ were down 11 percent at the half year.

- Prescriptions for Rhinocort™ Aqua in the US were up 41 percent through June, driving the global increase in Rhinocort™ sales. Market share for new prescriptions in the aqueous intranasal steroid segment of the rhinitis market now reached 14.1 percent in June, up 2 points over last year.

Oncology

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Casodex™	150	129	+19	274	244	+16
Arimidex™	80	49	+65	146	92	+61
Nolvadex™	119	147	-18	262	286	-6
Zoladex™	197	184	+10	387	344	+16
Faslodex™	8	-	n/m	8	-	n/m
Total	560	517	+10	1,088	981	+14

- The results of the landmark ATAC trial demonstrating the benefits of Arimidex™ in the adjuvant treatment of early breast cancer were published in the 23 June edition of Lancet. Arimidex™ has been approved in Japan for adjuvant use since March, and regulatory submissions have now been made in all major markets.

- Sales of Arimidex™ in the first half increased by 97 percent in the US, and by 41 percent elsewhere. Arimidex™ continues to be the global market leader in the aromatase inhibitor segment.

- Casodex™ sales outside the US increased by 48 percent in the second quarter and the first half. Good growth in Japan and increasing usage of the 150 mg tablet in monotherapy in advanced disease and in the new indication for early prostate cancer are important factors in this performance. The early prostate cancer indication is now approved in 20 countries. The US FDA has issued a non-approvable letter for this application, and the company is reviewing its options with the FDA to find the best way forward.

- Prescription demand for Casodex™ in the US is up around 7 percent through June. High wholesaler inventories have affected reported sales in the first half (down 33 percent), but trade inventories appear to have returned to normal levels by the end of the quarter.

- Faslodex™ was launched in the US in May and recorded sales of $8 million in the second quarter. Faslodex™ offers an important new treatment option for patients with advanced breast cancer whose disease has progressed following antiestrogen therapy (eg tamoxifen).

CNS

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Seroquel™	268	168	+61	604	357	+70
Zomig™	75	88	-14	168	154	+10
Total	351	257	+38	787	514	+54

- Seroquel™ sales in the first half grew by 68 percent in the US and by 78 percent in the rest of the world. Market share in Japan is just under 20 percent after only one year on the market. Prescriptions in the US increased by 48 percent through June, and the share of new prescriptions in the market grew to 17.6 percent. Excellent sales growth was reported in the quarter, with the US up 55 percent and other markets 83 percent higher.

- Zomig™ sales outside the US increased by 36 percent in the quarter and by 34 percent in the first half, driven by continued growth of Zomig™ Rapimelt™ and good performance in Japan since launch last summer. In February, Sweden became the first market to launch Zomig™ Nasal Spray. With an onset of action within 15 minutes, Zomig™ Nasal Spray will become an important addition to the Zomig™ product range. It should be available in ten other EU member states from the fourth quarter onwards, following the acceptance through the EU MRP announced earlier this month.

- In the US, prescriptions for Zomig™ continue to grow at double digit rates - with nearly 90 percent of the growth coming from the recently introduced Zomig™ ZMT formulation. Wholesaler destocking in the second quarter of this year was matched against stockbuilding in the second quarter of last year, which is responsible for the 37 percent decline in reported sales for the quarter.

Pain, Infection and Other Pharma

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
Merrem™	75	57	+32	142	106	+35
Diprivan™	113	108	+6	226	215	+7
Local anaesthetics	60	92	-34	156	196	-17
Other Pharma products	118	121	-3	189	225	-15
Total	366	378	-3	713	742	-2

- Market growth and a stable market share in the US have contributed to the small increase reported for Diprivan™ sales in the first half.

- Merrem™ sales in the first half benefited from growth across all major markets. Sales in the US were up by 50 percent, and sales growth in markets outside the US was 31 percent in the first half.

Geographic Sales

	Second Quarter		CER %	Half Year		CER %
	2002	2001		2002	2001	
USA	2,271	2,120	+7	4,719	4,259	+11
Europe	1,410	1,358	+5	2,805	2,649	+8
Japan	240	211	+23	412	389	+17
RoW	461	410	+13	867	793	+12

- Sales growth of 11 percent in the US in the first half was fuelled by strong performances in Nexium™, Seroquel™, and Toprol-XL™.

- In Europe, sales growth of 8 percent in the first half was chiefly on the back of Nexium™ and Symbicort™, coupled with strength in the Oncology product range. France, Italy, and Spain continue to be the fastest growing of the major markets.

- The strong performance of the Oncology products, as well as good growth in Losec™ and Seroquel™, drove the 17 percent increase in Japan in the first half.

Operating Review

Operating profit before exceptional items grew by 10 percent to $1,064 million for the second quarter and by 17 percent to $2,361 million for the half year. Reported results in the second quarter were lower due to a substantial reversal of the $200 million wholesaler stocking seen in Quarter 1. Year-on-year comparisons were also lower as a result of a net buy-in in Quarter 2 2001.

Currency had a small adverse effect on profit in the second quarter and half year of around $30 million. Towards the end of the second quarter the dollar weakened against all major currencies and if spot rates remain constant for the rest of the year, reported revenue in the third and fourth quarter will be favourably impacted as a result of the stronger Euro. However this will be offset by higher costs from our Sterling and Krona cost-bases, implying a broadly neutral effect on 2002 earnings in comparison to 2001.

Operating margin for the quarter was 24.3 percent, level with the second quarter 2001. For the half-year, operating margin was 26.8 percent of sales, 1.4 percentage points ahead of 2001.

For the six months, cost of sales as a percentage of sales were 26.1 percent, 0.9 percentage points lower in 2002 than 2001, predominantly due to a lower proportion of product sales with Merck contingent payments. Research and development costs at 16.1 percent of sales were 0.5 percentage points lower than the prior year. A small favourable exchange benefit restricted growth to 6 percent in dollar terms. In the second half activity levels are expected to increase which, together with stronger Sterling and Krona, will increase the proportion of R&D to sales. Selling, general and administrative costs at 32.6 percent were 0.3 percentage points lower than 2001. Growth in selling costs is geared towards the new product launch programme. Other income in the second quarter of $55 million was substantially comprised of royalty income, a major component of which has now expired. For the half year, other income included a gain from the disposal of Sular™ in the US. The guidance on 2002 financial performance contained in the section on future prospects is based on the assumptions of key variables, including the timing of product approvals and generic competition. Implicit in this guidance is a reduction in second half margins given the strong first half performance.

Interest

Interest income at $1 million for the quarter was depressed by exchange losses arising on net monetary assets in subsidiaries operating in hyper-inflationary countries. At 30 June 2002, net cash funds were $3.4 billion which are currently generating returns of approximately 2 percent.

Taxation

Excluding exceptional items, the effective tax rate for the second quarter and half year 2002 was 27 percent compared with the restated rate of 28.4 percent for the comparative periods 2001. The 2001 tax rate has been restated under FRS19. See note 1 on page 13 for more detail.

Cash Flow

Cash generated from operating activities amounted to $3.1 billion for the half year with lower working capital contributing $0.3 billion. This was applied to capital expenditures of $0.6 billion, taxation paid of $0.4 billion, dividends of $0.8 billion and share repurchases of $0.7 billion to give an increase in net cash funds of $0.6 billion.

Dividends

A first interim dividend of $0.23 (14.7 pence, SEK2.21) will be paid on 7 October 2002 to all shareholders on the register on 23 August 2002.

Share Repurchase Programme

During the quarter 13.2 million shares (nominal value $0.25 each) were re-purchased for cancellation at a total cost of $608 million, bringing the total for the year to 16.0 million at a cost of $748 million.

The total number of shares re-purchased for cancellation since the beginning of the programme now stands at 53.2 million at an aggregate cost of $2,362 million. The total number of shares in issue as at 30 June 2002 is 1,730 million.

Under the extended share repurchase programme announced with the 2001 year end results, $1,638 million remains, which it is anticipated will be completed by the end of 2003.

Upcoming Milestones and Key Events

24 October	Third Quarter and Nine Months results
7 November	Annual Business Review
Fourth Quarter	Iressa™ filing for combination therapy in NSCLC

Tom McKillop
Chief Executive

Consolidated Profit & Loss Account

For the **six months** ended 30 June	2002 $m	2001 (restated) $m
Sales	8,803	8,090
Cost of sales	(2,299)	(2,186)
Distribution costs	(65)	(60)
Research and development	(1,420)	(1,341)
Selling, general and administrative expenses	(2,869)	(2,660)
Other operating income	211	208
Operating profit before exceptional items	2,361	2,051
Exceptional items charged to operating profit	-	(81)
Operating profit	2,361	1,970
Profit on sale of fixed assets	-	10
Net interest and dividend income	22	78
Profit on ordinary activities before taxation	2,383	2,058
Taxation	(644)	(584)
Profit on ordinary activities after taxation	1,739	1,474
Attributable to minorities	(6)	(5)
Net profit for the period	1,733	1,469
Dividends to shareholders	(398)	(405)
Retained profit for the period	1,335	1,064
Earnings per Ordinary Share before exceptional items	$1.00	$0.86
Earnings per Ordinary Share	$1.00	$0.83
Diluted earnings per Ordinary Share	$1.00	$0.83
Weighted average number of Ordinary Shares in issue (millions)	1,741	1,764
Diluted average number of Ordinary Shares in issue (millions)	1,743	1,766

Consolidated Profit & Loss Account

For the **quarter** ended 30 June	2002 $m	2001 (restated) $m
Sales	4,382	4,099
Cost of sales	(1,130)	(1,112)
Distribution costs	(35)	(30)
Research and development	(723)	(669)
Selling, general and administrative expenses	(1,485)	(1,339)
Other operating income	55	47
Operating profit before exceptional items	1,064	996
Exceptional items charged to operating profit	-	(56)
Operating profit	1,064	940
Profit on sale of fixed assets	-	-
Net interest and dividend income	1	23
Profit on ordinary activities before taxation	1,065	963
Taxation	(288)	(275)
Profit on ordinary activities after taxation	777	688
Attributable to minorities	(2)	(2)
Net profit for the period	775	686
Dividends to shareholders	(398)	(405)
Retained profit for the period	377	281
Earnings per Ordinary Share before exceptional items	$0.45	$0.41
Earnings per Ordinary Share	$0.45	$0.39
Diluted earnings per Ordinary Share	$0.45	$0.39
Weighted average number of Ordinary Shares in issue (millions)	1,736	1,762
Diluted average number of Ordinary Shares in issue (millions)	1,738	1,764

Consolidated Balance Sheet

	30 June 2002 $m	30 June 2001 (restated) $m
Fixed assets		
Tangible fixed assets	6,079	4,925
Goodwill and intangible assets	2,748	2,661
Fixed asset investments	22	16
	8,849	7,602
Current assets		
Stocks	2,460	2,063
Debtors	4,648	4,396
Cash and short-term investments	4,247	4,233
	11,355	10,692
Total assets	20,204	18,294
Creditors due within one year		
Short-term borrowings and current instalments of loans	(476)	(263)
Other creditors	(6,646)	(5,980)
	(7,122)	(6,243)
Net current assets	4,233	4,449
Total assets less current liabilities	13,082	12,051
Creditors due after more than one year		
Loans	(337)	(638)
Other creditors	(153)	(258)
Provisions for liabilities and charges	(1,547)	(1,691)
	(2,037)	(2,587)
Net assets	11,045	9,464
Capital and reserves		
Shareholders' funds - equity interests	10,994	9,428
Minority equity interests	51	36
Shareholders' funds and minority interests	11,045	9,464

Statement of Total Recognised Gains and Losses

For the **six months** ended 30 June	2002 $m	2001 $m
Net profit for the period	1,733	1,469
Exchange adjustments on net assets	797	(783)
Translation differences on foreign currency borrowings	(5)	43
Tax on translation differences on foreign currency borrowings	-	(5)
Other movements	3	3
Total recognised gains and losses relating to the period	2,528	727
Prior year adjustment	(200)	
Total gains and losses recognised since last annual report	2,328	

Consolidated Cash Flow Statement

For the **six months** ended 30 June	2002 $m	2001 $m
Cash flow from operating activities		
Operating profit before exceptional items	2,361	2,051
Depreciation	328	296
Amortisation	131	128
Decrease/(Increase) in working capital	251	(254)
Other non-cash movements	78	6
Net cash inflow from operating activities before exceptional Items	3,149	2,227
Outflow related to exceptional items	(55)	(181)
Net cash inflow from operating activities	3,094	2,046
Returns on investments and servicing of finance	3	71
Tax paid	(415)	(522)
Capital expenditure and financial investment		
Net cash expenditure on fixed assets	(632)	(628)
New fixed asset investments	(1)	(5)
	(633)	(633)
Acquisitions and disposals	-	(45)
Equity dividends paid to Shareholders	(820)	(830)
Net cash inflow before management of liquid resources and financing	1,229	87
Management of liquid resources		
Movement in short-term investments and fixed deposits (net)	(428)	(451)
Financing	(815)	(169)
Decrease in cash in the period	(14)	(533)

Net cash funds		
Net cash inflow before management of liquid resources and financing	1,229	87
AstraZeneca PLC Ordinary Shares		
Issued for cash	26	55
Repurchased for cash	(748)	(344)
Inflow/(outflow) of net cash funds in the period	507	(202)

Introduction

We have been instructed by the Company to review the financial information for the six month period ended 30 June 2002 set out on pages 9 and 11 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 (Review of Interim Financial Information) issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants
London

25 July 2002

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC's 2001 Annual Report and Form 20-F except that, in the current period, AstraZeneca adopted Financial Reporting Standard No. 19 "Deferred Tax". Prior periods have been restated and the effects of this restatement were to reduce profits for the six months ended 30 June 2001 by $19m and reduce net assets at that date by $126m. On adoption net assets at 1 January 2002 were reduced by $193m. The table below illustrates the effect on EPS before exceptional items of this restatement.

The financial statements are unaudited but have been reviewed by the auditors and their report is set out above. The statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2001 TAXATION AND EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Year
Tax charge before adoption of FRS 19 ($m)	(316)	(269)	(286)	(282)	(1,153)
Tax charge after adoption of FRS 19 ($m)	(315)	(289)	(295)	(315)	(1,214)
Published EPS before adoption of FRS 19 ($)	0.45	0.42	0.43	0.47	1.77
Adjusted EPS after adoption of FRS 19 ($)	0.45	0.41	0.42	0.45	1.73

2 JOINT VENTURES AND ASSOCIATES

The group's share of joint ventures' sales for the half year to 30 June 2002 amounted to $173m and $163m for the comparative period. Share of joint ventures' operating profits for the half year to 30 June 2002, and for the comparative period were $nil.

3 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the **six months** ended 30 June	2002 $m	2001 (restated) $m
Shareholders' funds at beginning of period, (originally $9,786 million before deducting prior period adjustment of $200m)	9,586	9,395
Net profit for the period	1,733	1,469
Dividends to Shareholders	(398)	(405)
	1,335	1,064
Issue of AstraZeneca PLC Ordinary Shares	26	55
Repurchase of AstraZeneca PLC Ordinary Shares	(748)	(344)
Foreign currency adjustment	792	(745)
Other movements	3	3
Net addition to Shareholders' funds	1,408	33
Shareholders' funds at end of period	10,994	9,428

4 NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At 31 Dec 2001 $m	Cash flow $m	Other non-cash $m	Exchange Movements $m	At 30 June 2002 $m
Loans due after 1 year	(635)	14	284	-	(337)
Current instalments of loans	(107)	64	(284)	(5)	(332)
Total loans	(742)	78	-	(5)	(669)
Short-term investments	3,118	428	-	33	3,579
Cash	705	(67) *	-	30	668
Overdrafts	(195)	53 *	-	(2)	(144)
Short-term borrowings, excluding overdrafts	(19)	15	-	4	-
	3,609	429	-	65	4,103
Net cash funds	2,867	507	-	60	3,434
Issue of AstraZeneca PLC Ordinary Shares		(26)			
Repurchase of AstraZeneca PLC Ordinary Shares		748			
Net cash inflow before management of liquid resources and financing		1,229			

* Movement of $(14)m on cash and overdrafts corresponds to decrease in cash during period as defined under UK GAAP.

5 LEGAL PROCEEDINGS

Further to note 36 to the Financial Statements found on page 94 in the AstraZeneca 2001 Annual Report and Form 20-F wherein reference is made to various investigations into drug marketing and pricing practices in the US, the US Department of Justice has been conducting an investigation into the sales and marketing of Zoladex (goserelin acetate implant). The Company has been informed that the investigation was prompted by the filing of a *qui tam* complaint by a private party and involves allegations of improper submission of claims to the Medicare program. The Company is cooperating with the investigation, which is ongoing. While it is not possible to predict the outcome of the investigation, management is of the opinion that the ultimate disposition should not have a material adverse effect on AstraZeneca's financial position or results.

6 HALF YEAR TERRITORIAL SALES ANALYSIS

	1st Half 2002 $m	1st Half 2001 $m	% Growth Actual	% Growth Constant Currency
USA	4,719	4,259	11	11
Canada	273	254	7	9
Japan	412	389	6	17
France	537	482	11	13
Germany	335	348	(4)	(2)
Italy	379	337	12	14
Sweden	138	142	(3)	2
UK	330	370	(11)	(10)
Rest of World	1,680	1,509	11	14
Total	8,803	8,090	9	10

7 SECOND QUARTER TERRITORIAL SALES ANALYSIS

	2nd Quarter 2002 $m	2nd Quarter 2001 $m	% Growth Actual	% Growth Constant Currency
USA	2,271	2,120	7	7
Canada	144	126	14	15
Japan	240	211	14	23
France	272	244	11	13
Germany	168	180	(7)	(6)
Italy	207	187	11	13
Sweden	74	75	(1)	(1)
UK	150	198	(24)	(24)
Rest of World	856	758	13	14
Total	4,382	4,099	7	8

8. HALF YEAR PRODUCT SALES ANALYSIS

	World				US	
	1st Half 2002 $m	1st Half 2001 $m	Actual Growth %	Constant Currency Growth %	1st Half 2002 $m	Actual Growth %
Gastrointestinal:						
Losec	2,355	2,866	(18)	(17)	1,423	(24)
Nexium	830	127	n/m	n/m	653	n/m
Others	30	21	43	43	9	-
Total Gastrointestinal	3,215	3,014	7	8	2,085	7
Cardiovascular:						
Zestril	559	644	(13)	(12)	351	(15)
Seloken	446	350	27	28	306	46
Plendil	206	212	(3)	(2)	75	(3)
Tenormin	190	213	(11)	(7)	37	6
Atacand	281	196	43	45	117	54
Others	181	220	(18)	(16)	11	(67)
Total Cardiovascular	1,863	1,835	2	3	897	7
Respiratory:						
Pulmicort	430	409	5	6	194	37
Rhinocort	146	130	12	13	100	23
Accolate	67	95	(29)	(28)	47	(35)
Oxis	61	65	(6)	(4)	-	-
Symbicort	122	14	n/m	n/m	-	-
Others	72	81	(11)	(9)	-	-
Total Respiratory	898	794	13	14	341	16
Oncology:						
Zoladex	387	344	13	16	105	3
Nolvadex	262	286	(8)	(6)	193	(8)
Casodex	274	244	12	16	65	(33)
Arimidex	146	92	59	61	63	97
Faslodex	8	-	n/m	n/m	8	n/m
Others	11	15	(27)	(27)	-	-
Total Oncology	1,088	981	11	14	434	(2)
CNS:						
Seroquel	604	357	69	70	507	68
Zomig	168	154	9	10	98	(2)
Others	15	3	n/m	n/m	3	-
Total CNS	787	514	53	54	608	50
Pain, Infection and Other Pharma:						
Diprivan	226	215	5	7	113	30
Merrem	142	106	34	35	33	50
Local anaesthetics	156	196	(20)	(17)	33	(34)
Other Pharma Products	189	225	(16)	(15)	56	(13)
Total Pain, Infection and Other Pharma	713	742	(4)	(2)	235	5
Salick Health Care	113	95	19	19	113	19
Astra Tech	71	62	15	20	5	67
Marlow Foods	55	53	4	6	1	-
Total	8,803	8,090	9	10	4,719	11

n/m not meaningful

SECOND QUARTER PRODUCT SALES ANALYSIS

	World				US	
	2nd Quarter 2002 $m	2nd Quarter 2001 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2002 $m	Actual Growth %
Gastrointestinal:						
Losec	1,137	1,371	(17)	(17)	679	(22)
Nexium	474	46	n/m	n/m	360	n/m
Others	17	9	89	89	5	-
Total Gastrointestinal	1,628	1,426	14	14	1,044	17
Cardiovascular:						
Zestril	276	350	(21)	(20)	168	(27)
Seloken	210	199	6	6	140	11
Plendil	98	106	(8)	(7)	30	(14)
Tenormin	96	115	(17)	(14)	15	(32)
Atacand	130	113	15	16	44	(10)
Others	92	117	(21)	(19)	5	(71)
Total Cardiovascular	902	1,000	(10)	(9)	402	(16)
Respiratory:						
Pulmicort	201	209	(4)	(4)	87	10
Rhinocort	82	74	11	12	56	19
Accolate	34	46	(26)	(26)	24	(33)
Oxis	30	33	(9)	(6)	-	-
Symbicort	68	11	n/m	n/m	-	-
Others	37	40	(8)	(8)	-	-
Total Respiratory	452	413	9	10	167	3
Oncology:						
Zoladex	197	184	7	10	57	8
Nolvadex	119	147	(19)	(18)	82	(22)
Casodex	150	129	16	19	34	(29)
Arimidex	80	49	63	65	36	125
Faslodex	8	-	n/m	n/m	8	n/m
Others	6	8	(25)	(25)	-	-
Total Oncology	560	517	8	10	217	(2)
CNS:						
Seroquel	268	168	60	61	214	55
Zomig	75	88	(15)	(14)	38	(37)
Others	8	1	n/m	n/m	1	-
Total CNS	351	257	37	38	253	27
Pain, Infection and Other Pharma:						
Diprivan	113	108	5	6	58	32
Merrem	75	57	32	32	18	38
Local anaesthetics	60	92	(35)	(34)	11	(54)
Other Pharma Products	118	121	(2)	(3)	38	6
Total Pain, Infection and Other Pharma	366	378	(3)	(3)	125	7
Salick Health Care	59	50	18	18	59	18
Astra Tech	37	32	16	16	3	n/m
Marlow Foods	27	26	4	8	1	-
Total	4,382	4,099	7	8	2,271	7

n/m not meaningful

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The profit and loss accounts and balance sheet set out on pages 9 to 11 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the 2001 Annual Report and Form 20-F, except that, with effect from 1 January 2002, goodwill amortisation has been prohibited. The effect has been to increase income for the six months under US GAAP by approximately $383m. The adoption of FRS19 under UK GAAP has not affected income or shareholders' equity under US GAAP although it has had a consequential impact on the relevant UK to US GAAP adjustment. Software and application costs of $13m arising on two infrastructure projects have been capitalised under UK GAAP in the first half of the year. The approximate effects on income and shareholders' equity of the GAAP differences are shown below.

Income attributable to Shareholders	**1st Half 2002 $m**	**1st Half 2001 (restated) $m**
Net income for the period under UK GAAP from continuing Operations	1,733	1,469
Adjustments to conform to US GAAP		
Purchase accounting adjustments, (including goodwill & intangibles):		
- deemed acquisition of Astra (goodwill amortisation and other acquisition adjustments)	(419)	(767)
Capitalisation less amortisation of interest	-	19
Capitalisation less amortisation of software costs	(42)	10
Deferred taxation	32	142
Pension expense	(27)	(22)
Post-retirement benefits/plan amendment	2	2
Restructuring costs	-	(22)
Unrealised gains on foreign exchange and others	52	(21)
Net income in accordance with US GAAP	1,331	810
Net income / (loss) per Ordinary Share under US GAAP – basic and diluted	$0.77	$0.46

Shareholders' equity

	30 June 2002 $m	30 June 2001 (restated) $m
Shareholders' equity under UK GAAP	10,994	9,428
Adjustments to conform to US GAAP		
Purchase accounting adjustments (including goodwill and intangibles):		
- deemed acquisition of Astra		
- goodwill	11,961	11,409
- tangible and intangible fixed assets	8,131	8,404
- others	31	31
Capitalisation of interest	192	154
Deferred taxation		
- on fair value of Astra	(2,310)	(2,390)
- others	(156)	(96)
Dividend	398	405
Pension expense	(189)	(151)
Post-retirement benefits / plan amendment	(26)	(30)
Software costs capitalised	68	130
Others	84	52
Shareholders' equity in accordance with US GAAP	29,178	27,346

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine month results	24 October 2002
Annual Business Review	7 November 2002

DIVIDENDS

The record date for the first interim dividend payable on 7 October 2002 (in the UK, Sweden and the US) is 23 August 2002. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchange from 21 August 2002. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced end of July and paid in October.
Second interim	Announced in January and paid in April.

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Atacand HCT Atacand Plus Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Turbuhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig Zomig Rapimelt

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office	Depositary for ADRs	Registered Office	Swedish Securities Register Centre
The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	JPMorgan Chase Bank PO Box 43013 Providence, RI 02940-3013	15 Stanhope Gate London W1K 1LN	VPC AB PO Box 7822 S-103 97 Stockholm Sweden
Tel: (0870) 600 3956	Tel: (781) 575 4328	Tel: (020) 7304 5000	Tel: (8) 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 31 JULY 2002

By: [signature]

(Name: A C N Kemp)
(Title: Assistant Secretary)